Mail Stop 6010

April 20, 2007

Mr. Edward H. Myles
Chief Financial Officer
Pressure Biosciences, Inc.
321 Manley Street
West Bridgewater, MA 02379-1040

      Re: Pressure Biosciences, Inc.
               Form 10-KSB for the Year Ended December 31, 2006
               File No. 000-21615

Dear Mr. Myles:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Consolidated Financial Statements, page 28

Notes to Consolidated Financial Statements, page 33

Note 2. Summary of Significant Accounting Policies, page 33

-(iii) Revenue Recognition, page 33

1.   We note from your disclosure on page 5 that you lease your PCT Sample Preparation
        System, which includes your Barocycler instrument and your single-use PULSE Tubes.
        Please tell us and revise your future filings to explain the nature of these agreements and
        to disclose your revenue recognition policy associated with these lease agreements.

-(vii) Property and Equipment, page 34

2.   We note here and on page 40 that you have capitalized inventory that includes your PCT
        units that are used within your operations for training and demonstration purposes, your
        collaboration arrangements, and are also leased to customers. Please tell us and revise
        your future filings to address the following:

        •   Describe the nature of the arrangements that you enter into and your accounting
            policies related to this equipment under each type of arrangement;
        •   Discuss the basis at which transfer your equipment from inventory to plant, property,
            and equipment;
        •   Describe the contractual terms through which you loan the systems, including the
            typical term of the loan, any associated requirements that the borrower purchase any
            disposable products or services.
        •   Disclose how you record amortization expense, how it is reflected in the financial
            statements and why you believe the classification is appropriate.

-(xiii) Accounting for Stock-Based Compensation, page 36

3.   We note that you do not make an estimate of forfeitures in valuing your stock options
        granted since you are in the early stages of development as a new company and you have
        a limited workforce of fourteen employees. Please revise future filings to include an
        estimate of forfeitures as required by SFAS 123(R). Refer to the guidance in paragraphs
        43 and B166 of SFAS 123(R).

Note 4. Assets and Liabilities Transferred Under Contractual Arrangements, page 39

4.   Please tell us revise future filings to disclose the amounts of related party transactions for each of the periods for which you present your consolidated statements of operations. Please also disclose the amounts due to or from the Source Scientific as of the balance sheet date and the terms and manner of settlement. Refer to paragraph 2(c) and 2(d) of SFAS 57.

Item 8A. Controls and Procedures, page 47

5.   We note your disclosure that your management, including [your] principal executive officer and principal financial officer, "concluded [your] disclosure controls and procedures are effective in enabling [you] to record, process, summarize and report information required to be included in [your] periodic SEC filings within the required time periods." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31.1 and 31.2

6.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief